UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2
(Amendment No. 26)*

Datascope Corp.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

238113104
(CUSIP Number)

December 31, 2006
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]	Rule 13d-1(b)
[X]	Rule 13d-1(c)
[ ]	Rule 13d-1(d)

_______________

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 238113104	Page 2 of 5 Pages

1.	NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence Saper
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)	(a) [ ] (b) [ ]
3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States citizen
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 2,832,919
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 2,832,919
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,832,919
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	[ ]

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 18.6%
12.	TYPE OF REPORTING PERSON IN

Page 3 of 5 Pages

Item 1.	(a).	Name of Issuer:
Datascope Corp.

	(b).	Address of Issuer's Principal Executive Offices:
14 Phillips Parkway
Montvale, NJ 07645

Item 2.	(a).	Name of Person Filing:
Lawrence Saper

	(b)	Address of Principal Business Office or, if none, Residence
c/o Datascope Corp.
14 Phillips Parkway
Montvale, NJ 07645

	(c)	Citizenship:
United States citizen

	(d)	Title of Class of Securities:
Common Stock

	(e)	CUSIP Number:
238113104

Item3.	If this statement is filed pursuant to Sections 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[ ]	Broker or dealer registered under Section 15 of the Act.
(b)	[ ]	Bank as defined in Section 3(a)(6) of the Act.
(c)	[ ]	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	[ ]	Investment company registered under Section 8 of the Investment Company Act of 1940.
(e)	[ ]	An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)(E).
(f)	[ ]	An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F).
(g)	[ ]	A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G).
(h)	[ ]	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act.
(i)	[ ]	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940.
(j)	[ ]	Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).

Page 4 of 5 Pages

Item 4.	Ownership.

(a)	Amount beneficially owned 2,832,919[1].
(b)	Percent of class 18.6%.
(c)	Number of Shares as to which the person has:
	(i)	sole power to vote or direct the vote: 2,832,919.
	(ii)	shared power to vote or direct the vote: 0.
	(iii)	sole power to dispose or direct the disposition of: 2,832,919.
	(iv)	shared power to dispose or direct the disposition of: 0.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  [   ].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

____________________

[1]	Does not include (i) 3,150 shares owned by Mr. Saper's wife, Carol Saper, and (ii) 33,153 shares held in trusts for the benefit of Mr. Saper's children, the trustees of which are Carol Saper and Martin Nussbaum. The Trustees have the sole right to vote and dispose of all of the foregoing shares. Includes 500,000 shares issuable pursuant to options exercisable within 60 days, subject to certain conditions, and 2,000,000 shares held by the Saper-A Investment Trust, the trustee of which is Mr. Saper.

Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 14, 2007
(Date)

/s/ Lawrence Saper
(Signature)

Lawrence Saper
(Name/Title)

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative.  If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference.  The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

NOTE:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention:  Intentional misstatements or omissions of fact constitute Federal criminal violations
                  (See 18 U.S.C. 1001)